Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
     The following press release, dated February 25, 2010, entitled “Genesis Lease Limited Announces Fourth Quarter and Year End 2009 Results,” was issued in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap, Genesis and AerCap International Bermuda Limited.
IMPORTANT INFORMATION ABOUT THE AERCAP TRANSACTION
     In connection with the proposed transaction between Genesis Lease Limited (“Genesis”) and AerCap Holdings N.V. (“AerCap”), AerCap filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 on February 2, 2010 that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.
     This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

GENESIS LEASE LIMITED ANNOUNCES FOURTH QUARTER AND YEAR END 2009 RESULTS
SHANNON, Ireland, February 25, 2010 — Genesis Lease Limited (NYSE:GLS — News “Genesis”) today announced its financial results for the fourth quarter and year ended December 31, 2009.
Recent highlights included:
•	Shareholder vote on share-for-share merger with AerCap set for March 23, 2010

•	Full year rental revenues increased 1.7% to $219.7 million

•	Full year EBITDA increased 3.2% to $203.3 million
Commenting on the quarter, John McMahon, Chief Executive Officer of Genesis stated, “We have made significant progress towards completing the proposed merger transaction with AerCap. We have secured the necessary regulatory approvals and have distributed the proxy statement and prospectus in advance of our shareholder vote on the transaction at a special general meeting on March 23, 2010. We are excited that the combined company, which is set to become the world’s leading independent aircraft leasing company, is well-positioned to deliver significant future earnings growth for our shareholders. The Genesis Board of Directors believes that the proposed share-for-share merger with AerCap is in the best interests of Genesis shareholders and recommends that shareholders vote in favor of the transaction.”
“During the fourth quarter, our globally diversified portfolio of in-demand aircraft continued to deliver solid cash flows and profitability and our payments collection performance continued to be strong through the challenging winter period. We also took an opportunity to sell an older, non-core aircraft during the quarter,” Mr. McMahon concluded.
Fourth Quarter and Full Year 2009 financial results
For the quarter ended December 31, 2009, rental revenues were $62.4 million compared to $52.4 million for the same period in 2008, an increase of 19.0%. The increase primarily reflects revenue related to a negotiated early termination of one lease during the quarter, as well as a decrease in the number of non-revenue generating aircraft and the addition of one aircraft in 2009, offset by other adjustments including reduced rentals from floating-rate leases due to lower interest rates. Following the early lease termination and the receipt of the related payments, the company reclassified the related aircraft as held for sale and recognized an impairment charge of $7.5 million in the quarter.
For the year ended December 31, 2009, rental revenues were $219.7 million compared to $216.0 million for the prior year, an increase of 1.7%. The increase reflects revenue related to the negotiated early termination of one lease during the fourth quarter of 2009 and the addition of aircraft in 2008 and 2009, offset by reduced revenue relating to non-revenue generating aircraft during the year and other rental adjustments, including reduced rentals on the floating-rate leases.

For the quarter ended December 31, 2009, net income was $8.7 million, compared to $10.7 million for the same period in 2008, a decrease of 18.1%. Results for the fourth quarter of 2009 include an incremental benefit of $5.4 million relating to aircraft that were the subject of customer defaults and repossessions in 2008 and a gain on the sale of one aircraft, offset by a gain of $6.0 million related to the repurchase of securitization debt in the fourth quarter of 2008 and an increase in depreciation of $3.1 million relating to planned major maintenance costs compared to the fourth quarter of 2008.
For the year ended December 31, 2009, net income was $20.0 million, compared to $40.9 million for the same period in 2008, a decrease of 51.1%. The results for 2009 include $3.7 million of transaction costs incurred to date associated with the proposed merger with AerCap, as well as a non-cash charge of $7.7 million related to the accelerated amortization of deferred financing costs due to the reduction of capacity under the revolving credit facility from $1 billion to $200 million. Excluding those charges, net income was $30.3 million for the year ended December 31, 2009. In addition to those charges, the results for 2009 include an increase in depreciation of $10.8 million relating to planned major maintenance costs and a further incremental charge of $2.5 million with respect to the amortization of deferred financing costs and commitment fees in connection with the revolving credit facility.
All amounts referenced above as included in the results are on a pre-tax basis.
For the quarter ended December 31, 2009, EBITDA was $58.3 million compared to $51.8 million for the same period in 2008, an increase of 12.6%. For the year ended December 31, 2009, EBITDA was $203.3 million compared to $197.0 million for the same period in 2008, an increase of 3.2%. Excluding the transaction costs associated with the proposed merger, EBITDA was $59.5 million and $207.0 million for the quarter and year ended December 31, 2009, respectively. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation, impairment and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure — EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
Aircraft Leasing and Disposal Activities
As of December 31, 2009, Genesis had 54 aircraft with a weighted average age of 7.4 years. As of that date, 53 of the 54 aircraft were in operation with 35 airlines in 21 countries. Genesis has four scheduled aircraft lease expirations in 2010, two of which Genesis expects to transition to new customers in the first quarter; the remaining two leases expire in the fourth quarter of 2010 and are currently being remarketed.
During the fourth quarter of 2009, Genesis announced that it agreed to the early termination of the leases of two Boeing 767-200 PCF aircraft and as part of the same transaction, to sell one of those aircraft to a third party. As a result of the early lease termination, the second aircraft was non-revenue generating at year end. Genesis is seeking to dispose of this aircraft and consequently has reclassified the aircraft as held for sale on its balance sheet at estimated fair value.
During January 2010, Genesis entered into a confidential settlement agreement relating to a previous customer default. Pursuant to the settlement agreement, Genesis will receive the agreed compensation from that former customer during the first quarter of 2010.

Information in respect of the Genesis portfolio of aircraft and customers can be found on its website at www.genesislease.com.
Financing Activities
On February 8, 2010, Genesis exercised its option to convert any amounts outstanding under the revolving credit facility as of April 5, 2010 to a term loan with a two year maturity to April 5, 2012. Genesis currently has $31.2 million of outstanding debt under the revolving credit facility.
Dividends
Pursuant to the terms of the amalgamation agreement between Genesis and AerCap, both Genesis and AerCap have agreed to not declare or pay any dividends prior to the closing of the transaction.
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases.
On September 17, 2009, Genesis entered into an amalgamation agreement with AerCap Holdings N.V. (“AerCap”), pursuant to which Genesis and AerCap agreed to merge in a share-for-share transaction. The amalgamation is subject to approval by Genesis shareholders. A special general meeting has been scheduled for March 23, 2010. Following the completion of the amalgamation, Genesis would become a wholly owned subsidiary of AerCap.
Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”

Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday, February 25, 2010 at 2:00 pm (GMT) / 9:00 am (Eastern Time) / 6:00am (Pacific Time). A live broadcast of the earnings conference call will be available via the Internet at http://www.genesislease.com under ‘Investor Relations’.
A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 800-642-1687 (United States/Canada) or 706-645-9291 (International) and enter confirmation code 55211403. The recording will be available from Thursday, February 25, 2010 until Thursday, March 4, 2010 at 11:59 p.m. (Eastern Time). The webcast will be archived on the site for one year.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global economic, business, political, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,
	December 31,	2009
	2008	(unaudited)
	(USD in thousands)

ASSETS

Cash and cash equivalents	$60,206	$86,128
Restricted cash	33,718	32,287
Accounts receivable	548	3,361
Other assets	34,761	21,672
Flight equipment under operating leases, net	1,597,604	1,594,636
Fixed assets	2,224	1,571
Flight equipment held for resale	—	2,100
Deferred income taxes	28,634	22,954

Total Assets	$1,757,695	$1,764,709

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$35,445	$41,878
Other liabilities	118,420	96,988
Debt:
Securitization notes	796,500	780,536
Debt facilities	331,893	342,291

Total Liabilities	1,282,258	1,261,693

Commitments and contingencies	—	—

Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized; 34,341,095 and 34,346,596 shares issued and outstanding at December 31, 2008 and December 31, 2009, respectively	34	34
Additional paid-in capital	579,971	579,945
Accumulated other comprehensive income	(76,191)	(58,294)
Accumulated deficit	(28,377)	(18,669)

Total shareholders’ equity	475,437	503,016

Total liabilities and shareholders’ equity	$1,757,695	$1,764,709

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2009	2008	2009
	(USD in thousands except per share data )

Revenues
Rental of flight equipment	$52,414	$62,394	$215,985	$219,674
Gain on sale of aircraft	—	1,471	—	1,471
Other income	6,441	245	8,045	6,863

Total revenues	58,855	64,110	224,030	228,008

Expenses
Depreciation	19,827	23,256	78,690	90,211
Impairment	—	7,540	—	7,540
Interest	19,253	17,437	70,971	82,190
Maintenance	2,090	47	3,344	216
Selling, general and administrative	5,165	4,590	23,884	20,855
Other expenses	—	1,198	—	3,731

Total operating expenses	46,335	54,068	176,889	204,743

Income Before Taxes	12,520	10,042	47,141	23,265
Provision for income taxes	1,865	1,312	6,224	3,252

Net Income	$10,655	$8,730	$40,917	$20,013

Basic earnings per share	$0.30	$0.25	$1.14	$0.58

Diluted earnings per share	$0.30	$0.25	$1.14	$0.58

Reconciliation of Non-GAAP Financial Measure — EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest, impairment and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation, impairment and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.
RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2008 AND 2009

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2009	2008	2009
	(USD in thousands)

Net income	$10,655	$8,730	$40,917	$20,013
Provision for income taxes	1,865	1,312	6,224	3,252
Depreciation and amortization	21,404	24,043	83,380	103,341
Impairment	—	7,540	—	7,540
Interest (i)	17,833	16,655	66,504	69,109

EBITDA	$51,757	$58,280	$197,025	$203,255

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”